UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number. 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
Estimated average burden
SCHEDULE 13D/A	hours per response............11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Boise Inc.

(formerly known as Aldabra 2 Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01408A202 (Common Stock)

(CUSIP Number)

Boise Cascade Holdings, L.L.C. 1111 W. Jefferson St., Suite 300 Boise, Idaho 83728 Attention: General Counsel (208) 384-6161	Madison Dearborn Partners, L.L.C. Three First National Plaza Suite 4600 Chicago, Illinois 60602 Attention: Mark Tresnowski, General Counsel (312) 895-1000

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01408A202

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Boise Cascade Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,085,770 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,085,770 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,085,770 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Forest Products Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,085,770 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,085,770 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,085,770 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,085,770 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,085,770 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,085,770 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 01408A202

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 37,085,770 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 37,085,770 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,085,770 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.            Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.            Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.            Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby incorporated by reference.

Item 4.            Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby incorporated by reference.

Item 5.            Interest in Securities of the Issuer.

The response set forth in Item 5 is hereby amended and supplemented by adding the following:

(a)-(b)     BCH  beneficially owns 37,085,770 shares of Common Stock.  BCH  has the shared power to vote and dispose of 37,085,770 shares, constituting approximately 46.5% of the outstanding Common Stock.

FPH beneficially owns 37,085,770 shares of Common Stock.  FPH has the shared power to vote and dispose of 37,085,770 shares, constituting approximately 46.5% of the outstanding Common Stock.

MDCP IV beneficially owns 37,085,770 shares of Common Stock.  MDCP IV has the shared power to vote and dispose of 37,085,770 shares, constituting approximately 46.5% of the outstanding Common Stock.  MDP IV, as the general partner of MDCP IV, may also be deemed to beneficially own and to share the power to vote and dispose of the Common Stock held by MDCP IV.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D by BCH, FPH, MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 79,716,130 shares of Common Stock outstanding as of January 30, 2009, as reported in the Issuer’s Annual Report on Form 10-K as filed on February 24, 2009.

(c)           On February 13, 2009 and February 20, 2009 Boise Cascade Holdings, L.L.C. (“BCH”) transferred 735,995 and 35,609 shares of Common Stock, respectively, in satisfaction of obligations owed pursuant to the Contingent Value Rights Agreements dated as of February 2008 (the “CVRs”), a form of which was previously filed as Exhibit C hereto.  Pursuant to the CVR Agreements, BCH was obligated to pay (in the form of cash or shares of the Issuer’s Common Stock) to CVR holders an amount per CVR by which the Anniversary Price (defined as the arithmetical average of the volume weighted average trading price of the Common Stock as reported by Bloomberg Professional Service for the period beginning 9:30 a.m., New York City time and ending at 4:00 p.m., New York City time for the 30 trading days prior to February 5, 2009) was less than $10.50, up to a maximum of $1.00 (the “CVR Payments”).  The CVR Agreements provide that for purposes of determining the number of Common Stock shares required to settle the CVR Payments, the value of each share shall equal the higher of the Anniversary Price or $9.00. Accordingly, solely for purposes of computing the number of Common Stock shares required to settle the CVR Payments, each share used to settle the CVR Payments had a deemed value equal to $9.00 under the CVR Agreements.

Other than the transfer of shares in connection with the CVR Payments described herein, there have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)           To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)           Inapplicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

Item 7.            Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement*

Exhibit B— Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on February 28, 2008)

Exhibit C— Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14A filed with the Commission on February 1, 2008)

* Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on March 3, 2008.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 2009

Boise Cascade Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Forest Products Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Madison Dearborn Capital Partners IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director and General Counsel

Madison Dearborn Partners IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director and General Counsel